New York City Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY
In 2023 Dollars, Since Inception*
79	$2.1B	$8.0M	$5.3B	45,348
Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved (91% affordable)
$6.3B	26.2M	29,358	$3.0B	$407.1M
Total Economic Impact	Hours of Union Construction Work	Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.